Results of Annual General Meeting of Shareholders (unaudited)

The Annual Meeting of Shareholders of the Fund was held on March 22, 2012 at 1735 Market Street, Philadelphia, Pennsylvania. The description of the proposals and number of shares voted at the meeting are as follows:

(1)	To re-elect certain directors to the Board of Directors of the Fund:

                     Votes For   Votes Withheld
Enrique R. Arzac               4,598,898  1,714,013
Steven N. Rappaport                    6,057,004  255,907

Directors whose term of office continued beyond this meeting are as follows: James J. Cattano and Lawrence J. Fox.